Exhibit 99.1

Perion Reports Second Quarter 2024 Results

75% YoY growth in Retail Media; 42% YoY growth in CTV Advertising; 41% YoY growth in Digital
Out of Home (DOOH) Advertising on a proforma basis

New York & Tel Aviv– July 31, 2024 – Perion Network Ltd. (NASDAQ & TASE: PERI), a technology leader in connecting advertisers to consumers across all major digital channels, today reported its financial results for the second quarter ended June 30, 2024.

Tal Jacobson, Perion’s CEO, commented: “We are strategically positioned to tackle an almost $700 billion* fundamental problem in the digital advertising industry. Brand advertisers today struggle with a highly complex omnichannel universe. The greatest challenge they face is identifying, connecting, delivering, and measuring compelling messages across multiple screens and platforms at the right moments to maximize ROI for their budgets.”

“Perion’s technology empowers our customers to advertise effectively across the omnichannel universe at scale. This quarter, our technology has been extended to run on YouTube CTV, the second-largest CTV platform in the US. Perion's ability to help brands reach valuable audiences allowed us to add world-class brands, including Walgreens, Ford, Burger King, and Direct Energy, to our customer roster,” Jacobson added.

״The acquisition of Hivestack is already bearing fruit and aligns well with our short and long-term strategy. This quarter, the DOOH advertising technology, established through the acquisition of Hivestack in December 2023, showed significant growth of 41%.”

“I’m pleased to announce that effective August 1, 2024, our current CFO, Maoz Sigron, will be promoted to COO. I am extremely excited about Maoz’s promotion and expanded role at Perion. As a proven leader who has been pivotal to the company’s turnaround in the past seven years, Maoz is well-positioned to manage all aspects of operations and lead the strategic unification of our various operations within Perion, ensuring the company is on the right path to achieving sustainable growth.

I am also pleased to share that our current SVP of Finance, Elad Tzubery, will be promoted to CFO effective August 1, 2024. Elad previously reported to Maoz and has enjoyed increasing responsibilities within our finance department over the last six years. His promotion reflects his deep understanding of our financial strategies and his vital role in their execution. “ concluded Mr. Jacobson.

* Source: eMarketer 2024 Global digital advertising market forecast of $677 billion, March 2024

Second Quarter 2024 Business Highlights

●	Retail Media[1] revenue increased 75% year-over-year to $17.6 million, representing 24% of Advertising Solutions[2] revenue compared to 10% last year.

●	CTV revenue increased 42% year-over-year to $10.2 million, representing 14% of Advertising Solutions[2] revenue compared to 7% last year.

●	On a proforma basis, DOOH revenue increased 41% year-over-year to $13.0 million, representing 18% of Advertising Solutions[2] revenue compared to 9% last year.

●	Open Web[3] Video revenue decreased 66% year-over-year, representing 18% of Advertising Solutions[2] revenue, compared to 41% last year.

●
Search Advertising revenue decreased 57% year-over-year to $34.3 million. Average Daily Searches decreased by 43% year-over-year to 16.3 million and the average number of Search Advertising publishers decreased by 40% year-over-year to 95.

1   Retail Media revenue includes all media channels, such as CTV, DOOH, video, and others
2  Formerly referred to as Display Advertising, includes all Perion’s digital advertising solutions
3 Open Web video refers to standard digital video ad units running on the open web (Websites), and does not include CTV, digital video on social platforms and short-form video

Second Quarter 2024 Financial Highlights1

In millions, except per share data	Three months ended			Six months ended
	June 30,			June 30,
	2024	2023	%	2024	2023	%
Advertising Solutions Revenue	$74.4	$99.4	-25%	$150.2	$179.3	-16%
Search Advertising Revenue	$34.3	$79.1	-57%	$116.4	$144.4	-19%
Total Revenue	$108.7	$178.5	-39%	$266.5	$323.6	-18%
Contribution ex-TAC (Revenue ex-TAC)	$49.8	$77.0	-35%	$110.0	$142.3	-23%
GAAP Net Income (Loss)	$(6.2)	$21.4	-129%	$5.6	$45.2	-88%
Non-GAAP Net Income	$13.4	$42.1	-68%	$36.0	$72.0	-50%
Adjusted EBITDA	$7.7	$41.2	-81%	$28.0	$72.5	-61%
Adjusted EBITDA to Contribution ex-TAC	15%	54%		25%	51%
Net Cash from Operations	$(20.5)	$47.4	-143%	$(13.6)	$65.2	-121%
Adjusted Free Cash Flow	$(11.4)	$47.2	-124%	$(4.9)	$64.8	-108%
GAAP Diluted EPS	$(0.13)	$0.43	-130%	$0.11	$0.91	-88%
Non-GAAP Diluted EPS	$0.26	$0.84	-69%	$0.71	$1.45	-51%

Financial Outlook2

The company is reiterating its previously issued full-year 2024 guidance based on current expectations.

FY 2024 Guidance

●	Revenue of $490 to $510 million
●	Adjusted EBITDA[3] of $48 to $52 million
●	Adjusted EBITDA[3] to contribution ex-TAC[3] of 23% at the midpoint

1 Contribution ex-TAC, non-GAAP Net Income, Adjusted EBITDA, Adjusted EBITDA to Contribution ex-TAC, Adjusted Free Cash Flow and non-GAAP Diluted EPS are non-GAAP measures.  See below reconciliation of GAAP to non-GAAP measures.

2 We have not provided an outlook for GAAP Income from operations or reconciliation of Adjusted EBITDA guidance to GAAP Income from operations, the closest corresponding GAAP measure, because we do not provide guidance for certain of the reconciling items on a consistent basis due to the variability and complexity of these items, including but not limited to the measures and effects of our stock-based compensation expenses directly impacted by unpredictable fluctuation in our share price and amortization in connection with future acquisitions. Hence, we are unable to quantify these amounts without unreasonable efforts.

3 Contribution ex-TAC and Adjusted EBITDA are non-GAAP measures.

Share Repurchase program

As announced on April 8, 2024, Perion's Board of Directors has approved the expansion of its previously authorized share repurchase program from $50 million to up to $75 million. In the second quarter of 2024, Perion repurchased 2 million shares in the amount of approximately $20 million.

Financial Comparison for the Second Quarter of 2024

Revenue: Revenue decreased by 39% to $108.7 million in the second quarter of 2024 from $178.5 million in the second quarter of 2023. Advertising Solutions revenue decreased 25% year-over-year, accounting for 68% of total revenue, primarily due to a 66% decrease in open web video revenue driven by weakness in standard formats. The decrease was partially offset by a $13.0 million increase in DOOH revenue (41% year-over-year growth on a proforma basis) and a 42% year-over-year increase in CTV revenue to $10.2 million. Search Advertising revenue decreased by 57% year-over-year, accounting for 32% of revenue, primarily due to 43% decrease in Average Daily Searches and 40% decrease in the number of publishers following the changes in advertising pricing mechanisms implemented by Microsoft Bing and their decision to exclude a number of publishers from the search distribution marketplace, which is expected to be fully reflected in the third quarter results and onwards.

Traffic Acquisition Costs and Media Buy (“TAC”): TAC amounted to $58.9 million, or 54% of revenue, in the second quarter of 2024, compared with $101.5 million, or 57% of revenue, in the second quarter of 2023. The margin expansion was primarily due to a favorable product mix, primarily due to the reduction in Search Advertising revenue.

GAAP Net Income (Loss): GAAP net income decreased by 129% to a loss of $6.2 million in the second quarter of 2024, compared with net income of $21.4 million, in the second quarter of 2023. GAAP net loss in the second quarter of 2024 includes $6.9 million restructuring costs and $1.5 million change in fair value of contingent consideration.

Non-GAAP Net Income: Non-GAAP net income decreased by 68% to $13.4 million, or 12% of revenue in the second quarter of 2024, compared with $42.1 million, or 24% of revenue in the second quarter of 2023. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: Adjusted EBITDA was $7.7 million, or 7% of revenue (and 15% of Contribution ex-TAC) in the second quarter of 2024, compared with $41.2 million or 23% of revenue (and 54% of Contribution ex-TAC) in the second quarter of 2023. A reconciliation of GAAP income from operations to Adjusted EBITDA is included in this press release.

Cash Flow from Operations: Net cash used in operating activities in the second quarter of 2024 was $20.5 million, compared with net cash provided by operating activities of $47.4 million in the second quarter of 2023. Operating cash flow was impacted by $17.6 million from Microsoft Bing collection that shifted from June 2024 to July 1st, 2024, and a one-time contingent consideration payment of $9.6 million related to Vidazoo’s earnout.

Net cash: As of June 30, 2024, cash and cash equivalents, short-term bank deposits and marketable securities amounted to $407.1 million, compared with $472.7 million as of December 31, 2023.

Conference Call

Perion’s management will host a conference call to discuss the results at 8:30 a.m. ET today:

●          Registration link:

https://incommconferencing.zoom.us/webinar/register/WN_uv06LiiDSmio6bBBpvveig

●          Toll Free: 1-877-407-0779

●          Toll/International: 1-201-389-0914

A replay of the call and a transcript will be available within approximately 24 hours of the live event on Perion’s website.

About Perion Network Ltd.

Perion connects advertisers with consumers through technology across all major digital channels. Our cross-channel creative and technological strategies enable brands to maintain a powerful presence across the entire consumer journey, online and offline. Perion is dedicated to building an advertiser-centric universe, providing significant benefits to brands and publishers.

For more information, visit Perion's website at www.perion.com.

Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude certain items. This press release includes certain non-GAAP measures, including Contribution ex-TAC, Adjusted EBITDA, non-GAAP net income, non-GAAP diluted earnings per share and Adjusted Free Cash Flow.

Contribution ex-TAC presents revenue reduced by traffic acquisition costs and media buy, reflecting a portion of our revenue that must be directly passed to publishers or advertisers and presents our revenue excluding such items. We believe Contribution ex-TAC is a useful measure in assessing the performance of the Company because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs and media buy related to revenue reported on a gross basis.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as income from operations excluding stock-based compensation expenses, depreciation, amortization of acquired intangible assets, retention and other acquisition-related expenses, restructuring costs and gains and losses recognized with respect to changes in the fair value of contingent consideration.

Adjusted Free Cash Flow is defined as net cash provided by (or used in) operating activities less  cash used for the purchase of property and equipment, but excluding the purchase of property and equipment related to our new corporate headquarter office and the portion of the cash payment of contingent consideration in excess of the acquisition date fair value, as we do not view either of those expenses as reflective of our normal on-going expenses. It is important to note that these expenses are in fact cash expenditures.

Non-GAAP net income and non-GAAP diluted earnings per share are defined as net income and net earnings per share excluding stock-based compensation expenses, retention and other acquisition-related expenses, restructuring costs, revaluation of acquisition-related contingent consideration, amortization of acquired intangible assets and the related taxes thereon, non-recurring expenses, foreign exchange gains and losses associated with ASC-842, as well as gains and losses recognized with respect to changes in fair value of contingent consideration.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, we are unable to quantify certain amounts that would be required for such presentation without unreasonable effort. Consequently, no reconciliation of the forward-looking non-GAAP financial measures is included in this press release. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, the current war between Israel and Hamas and any worsening of the situation in Israel (such as further mobilizations), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 8, 2024. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenuew
Advertising Solutions	$74,374	$99,379	$150,160	$179,257
Search Advertising	34,317	79,091	116,351	144,363
Total Revenue	108,691	178,470	266,511	323,620

Costs and Expenses
Cost of revenue	11,299	9,589	22,784	17,148
Traffic acquisition costs and media buy	58,933	101,482	156,552	181,357
Research and development	10,112	8,236	19,923	16,589
Selling and marketing	18,044	13,857	34,134	28,812
General and administrative	10,003	7,413	19,755	13,956
Change in fair value of contingent consideration	1,541	14,602	1,541	14,602
Depreciation and amortization	4,773	3,405	9,331	6,766
Restructuring costs	6,895	-	6,895	-
Total Costs and Expenses	121,600	158,584	270,915	279,230

Income (loss) from Operations	(12,909)	19,886	(4,404)	44,390
Financial income, net	5,703	5,158	11,189	8,586
Income (loss) before Taxes on income	(7,206)	25,044	6,785	52,976
Taxes on income (tax benefit)	(997)	3,638	1,226	7,785
Net Income (loss)	$(6,209)	$21,406	$5,559	$45,191

Net Earnings (loss) per Share
Basic	$(0.13)	$0.46	$0.12	$0.97
Diluted	$(0.13)	$0.43	$0.11	$0.91

Weighted average number of shares
Basic	48,733,540	46,961,028	48,268,786	46,673,439
Diluted	48,733,540	49,637,258	49,364,755	49,551,061

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	June 30,	December 31,
	2024	2023
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	$145,985	$187,609
Restricted cash	1,114	1,339
Short-term bank deposits	184,738	207,450
Marketable securities	76,331	77,616
Accounts receivable, net	147,864	231,539
Prepaid expenses and other current assets	24,418	21,033
Total Current Assets	580,450	726,586

Long-Term Assets
Property and equipment, net	4,406	3,179
Operating lease right-of-use assets	22,968	6,609
Goodwill and intangible assets, net	322,911	336,627
Deferred taxes	5,984	4,180
Other assets	390	85
Total Long-Term Assets	356,659	350,680
Total Assets	$937,109	$1,077,266

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$115,565	$217,181
Accrued expenses and other liabilities	27,043	42,636
Short-term operating lease liability	4,617	4,198
Deferred revenue	2,543	2,297
Short-term payment obligation related to acquisitions	27,403	73,716
Total Current Liabilities	177,171	340,028

Long-Term Liabilities
Long-term operating lease liability	19,504	3,448
Other long-term liabilities	14,427	15,643
Total Long-Term Liabilities	33,931	19,091
Total Liabilities	211,102	359,119

Shareholders' equity
Ordinary shares	423	413
Additional paid-in capital	553,553	530,620
Treasury shares at cost	(21,054)	(1,002)
Accumulated other comprehensive loss	(673)	(83)
Retained earnings	193,758	188,199
Total Shareholders' Equity	726,007	718,147
Total Liabilities and Shareholders' Equity	$937,109	$1,077,266

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net Income (loss)	$(6,209)	$21,406	$5,559	$45,191
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,773	3,405	9,331	6,766
Stock-based compensation expense	5,686	3,100	11,105	6,502
Foreign currency translation	7	(11)	29	(13)
Accrued interest, net	1,043	2,150	2,781	(2,031)
Deferred taxes, net	(1,403)	(554)	(1,835)	(476)
Accrued severance pay, net	(246)	(1,873)	(404)	(275)
Restructuring costs	6,895	-	6,895	-
Gain from sale of property and equipment	-	(5)	(8)	(17)
Net changes in operating assets and liabilities	(31,080)	19,754	(47,091)	9,504
Net cash provided by (used in) operating activities	$(20,534)	$47,372	$(13,638)	$65,151

Cash flows from investing activities
Purchases of property and equipment, net of sales	(692)	(217)	(1,131)	(351)
Investment in marketable securities, net of sales	3,644	(20,789)	1,709	(72,195)
Short-term deposits, net	40,401	26,000	22,712	28,100
Net cash provided by (used in) investing activities	$43,353	$4,994	$23,290	$(44,446)

Cash flows from financing activities
Proceeds from exercise of stock-based compensation	107	125	366	2,188
Payments of contingent consideration	(31,702)	-	(31,702)	(13,256)
Purchase of treasury stock	(20,052)	-	(20,052)	-
Net cash provided by (used in) financing activities	$(51,647)	$125	$(51,388)	$(11,068)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(35)	8	(113)	85
Net increase (decrease) in cash and cash equivalents and restricted cash	(28,863)	52,499	(41,849)	9,722
Cash and cash equivalents and restricted cash at beginning of period	175,962	134,744	188,948	177,521
Cash and cash equivalents and restricted cash at end of period	$147,099	$187,243	$147,099	$187,243

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

Revenue	$108,691	$178,470	$266,511	$323,620
Traffic acquisition costs and media buy	58,933	101,482	156,552	181,357
Contribution ex-TAC	$49,758	$76,988	$109,959	$142,263

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

GAAP Income (loss) from Operations	$(12,909)	$19,886	$(4,404)	$44,390
Stock-based compensation expenses	5,686	3,100	11,105	6,502
Retention and other acquisition related expenses	1,713	250	3,509	257
Change in fair value of contingent consideration	1,541	14,602	1,541	14,602
Amortization of acquired intangible assets	4,259	2,992	8,345	5,955
Restructuring costs	6,895	-	6,895	-
Depreciation	514	413	986	811
Adjusted EBITDA	$7,699	$41,243	$27,977	$72,517

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

GAAP Net Income (loss)	$(6,209)	$21,406	$5,559	$45,191
Stock-based compensation expenses	5,686	3,100	11,105	6,502
Amortization of acquired intangible assets	4,259	2,992	8,345	5,955
Retention and other acquisition related expenses	1,713	250	3,509	257
Change in fair value of contingent consideration	1,541	14,602	1,541	14,602
Restructuring costs	6,895	-	6,895	-
Foreign exchange losses (gains) associated with ASC-842	(155)	(81)	(165)	(198)
Revaluation of acquisition related contingent consideration	-	147	-	292
Taxes on the above items	(303)	(289)	(801)	(574)
Non-GAAP Net Income	$13,427	$42,127	$35,988	$72,027

Non-GAAP diluted earnings per share	$0.26	$0.84	$0.71	$1.45

Shares used in computing non-GAAP diluted earnings per share	51,215,652	49,922,156	50,876,487	49,832,074

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

Net cash provided by (used in) operating activities	$(20,534)	$47,372	$(13,638)	$65,151
Purchases of property and equipment, net of sales	(692)	(217)	(1,131)	(351)
Purchase of property and equipment related to our new corporate headquarter office	181	-	181	-
Portion of the cash payment of contingent consideration in excess of the acquisition date fair value	9,642	-	9,642	-
Adjusted Free Cash Flow	$(11,403)	$47,155	$(4,946)	$64,800